(d)(1)(iii)

August 9, 2019

Voya Mutual Funds

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By a letter dated March 1, 2019, we agreed to waive a portion of the management fee, for the period from March 1, 2019 through March 1, 2020, payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Mutual Funds (the “Agreement”), with respect to Voya Multi-Manager Emerging Markets Equity Fund and Voya Multi-Manager International Small Cap Fund, each a series of Voya Mutual Funds.  By this letter, we terminate the waiver (the “Waiver”), effective at the close of business on August 9, 2019, solely with respect to Voya Multi-Manager Emerging Markets Equity Fund.  The Waiver, indicated in the table below, will remain in effect for Voya Multi-Manager International Small Cap Fund (the “Fund”) through March 1, 2020.

This Waiver is “outside” the Fund’s expense limit arrangements under a separate expense limitation agreement (the “ELA”).  This means that the Waiver does not reduce the Fund’s net operating expense ratio before the ELA is applied.  The waiver is deducted after the ELA is applied.  However, with respect to any share class of the Fund that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Waiver
Series	(as a percentage of average daily net assets)
Voya Multi-Manager International Small Cap Fund	0.036%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Mutual Funds.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

August 9, 2019

Please indicate your agreement to this letter by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President